

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

February 11, 2009

VIA U.S. MAIL
Mr. Mark R. Doede
President, Chief Operating Officer and Chief Financial Officer
Integral Vision, Inc.
49113 Wixom Tech Drive
Wixom, Michigan 48393

   Re: Integral Vision, Inc.
      Form 10-KSB for the year ended December 31, 2007
      Filed March 31, 2008
      Form 10-Q for the quarter ended September 30, 2008
      Filed November 14, 2008
      File No. 000-12728

Dear Mr. Doede:

   We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

        Sincerely,

        Angela Crane
        Accounting Branch Chief